EXHIBIT 12
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                                                                           Mrs. Fields


                                                        September 18,        53 Weeks        52 Weeks
                                                         1996 through          Ended           Ended
                                                        December 28,        January 3,      January 2,
                                                             1996              1998            1999
                                                             ----              ----            ----
                                                                   (Dollars in thousands)

EARNINGS:
    Income (loss)before provision for income taxes        $     3,856         $      463         $ (18,372)
    Fixed charges                                               2,027              8,891            13,229
    Exclude preferred dividends                                   (97)              (644)             (444)
    Full minority interest gain or  loss                            -               (138)              (11)
                                                       --------------         -----------    --------------
    ....Total earnings (loss)                             $     5,786          $   8,572        $   (5,598)
                                                          ===========          =========        ===========


FIXED CHARGES:
    Interest expense                                      $     1,867       $      7,830          $ 13,197
    Preferred stock dividends as adjusted                         160              1,061                32
                                                        -------------        -----------      ------------
    ......Total fixed charges                             $     2,027          $   8,891         $  13,229
                                                          ===========          =========         =========

   RATIO OF EARNINGS TO FIXED CHARGES (a)                      2.85x               0.96x                NA
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(a) For purposes of computing the ratio of earnings to fixed  charges,  earnings consists of income (loss) before  provision for income taxes plus fixed charges, less preferred  dividends and adjusted for full minority  interest gain or loss.
Fixed charges consist of interest expense on all  indebtedness  (whether paid or accrued and net of debt premium  amortization),  including the  amortization  of debt issuance costs and original issue discount,  noncash interest payments, the interest component of any deferred payment  obligations,  the interest component of all payments  associated  with capital  lease  obligations,  letter of credit commissions, fees or discounts and the product of all dividends and accretion on mandatorily  redeemable preferred stock multiplied by a fraction,  the numerator of which is one and the  denominator  of which is on minus the current  combined federal, state and local statutory tax rate.